EXHIBIT NO. 99

Supplemental Segment Information
In thousands	Three Months Ended July 31,
		(Restated)
	2002	2001
Orders Received:
Sign Making & Specialty Graphics	$ 66,508	$ 64,886
Apparel & Flexible Materials	38,660	40,839
Ophthalmic Lens Processing	21,626	20,437
	$126,794	$126,162
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	July 31, 2002	April 30, 2002
Backlog:
Sign Making & Specialty Graphics	$ 1,203	$ 1,089
Apparel & Flexible Materials	27,266	27,284
Ophthalmic Lens Processing	5,096	4,276
	$33,565	$ 32,649
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